SCHEDULE A Unaudited pro forma consolidated statements of earnings and comprehensive income for the nine months ended November 28, 2015 and year ended February 28, 2015

  A-1   UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS OF BLACKBERRY LIMITED Unaudited pro forma combined financial statements of BlackBerry Limited for the year ended February 28, 2015 and the nine months ended November 28, 2015

UNAUDITED PRO FORMA COMBINED STATEMENT OF LOSS
For the year ended February 28, 2015

	BlackBerry Limited	Good Technology Corporation [1]	Pro forma adjustments (Note 4)		Pro forma combined
	(All dollar amounts expressed in millions of U.S. dollars, except per share data)				
REVENUE					
Hardware and other	$ 1,481	$ -	$ -		$ 1,481
Service and software	1,854	212	(72)	(e)	1,994
	3,335	212	(72)		3,475
COST OF SALES					
Hardware and other	1,382	-	-		1,382
Inventory write-down	95	-	-		95
Supply commitment charges	(33)	-	-		(33)
Service and software	287	54	6	(f)	347
	1,731	54	6		1,791
GROSS MARGIN	1,604	158	(78)		1,684
EXPENSES					
Research and development	711	88	(6)	(a)	793
Selling, marketing and administration [2]	938	154	(16)	(a), (b), (c), (d), (i)	1,076
Amortization	298	-	29	(a), (g)	327
Impairment of long-lived assets	-	-	5	(a)	5
Debentures fair value adjustment	80	-	-	(a), (j)	80
	2,027	242	12		2,281
Operating loss	(423)	(84)	(90)		(597)
Investment income (loss), net[3]	38	(6)	(1)	(a), (h)	31
Other expense, net	-	(4)	4	(a)	-
Loss before income taxes	(385)	(94)	(87)		(566)
Provision for (recovery of) income taxes	(81)	2	(30)	(l)	(109)
Net loss	$ (304)	$ (96)	$ (57)		$ (457)
Less: Net loss attributed to non-controlling interest [4]	-	-	-		-
Net loss attributable to BlackBerry Limited	$ (304)	$ (96)	$ (57)		$ (457)
Basic loss per share	$ (0.58)	$ (1.43)			$ (0.87)
Diluted loss per share	$ (0.58)	$ (1.43)			$ (0.87)
Weighted-average number of common shares outstanding (millions)					
Basic	528	67	-		528
Diluted	528	67	-		528

See the accompanying notes to the unaudited pro forma combined financial statements, which are an integral part of these statements.

(1) Represents Good Technology Corporation's ("Good") results for the year ended December 31, 2014

(2) Includes general and administrative expenses that are separately presented in Good's historical financial statements.

(3) Includes interest expense, net as presented in Good's historical financial statements.

(4) Good had immaterial net losses allocated to non-controlling interests in its historical financial statements. BlackBerry Limited acquired 100% interest in Good and therefore, there was no non-controlling interests created on the acquisition.

A-2

UNAUDITED PRO FORMA COMBINED STATEMENT OF LOSS
For the nine months ended November 28, 2015

	BlackBerry Limited	Good Technology Corporation [1]	Pro forma adjustments (Note 4)		Pro forma combined
	(All dollar amounts expressed in millions of U.S. dollars, except per share data)				
REVENUE	$ 1,696	$ 174	$ (55)	(e), (k)	$ 1,815
COST OF SALES					
Cost of sales	935	42	(1)	(f), (k)	976
Inventory write-down	33	-	-		33
Supply commitment charges	(3)	-	-		(3)
	965	42	(1)		1,006
GROSS MARGIN	731	132	(54)		809
EXPENSES					
Research and development	361	58	(4)	(a), (k)	415
Selling, marketing and administration[2]	542	135	(39)	(a), (b), (c), (d), (i), (k)	638
Amortization	200	-	19	(a), (g)	219
Debentures fair value adjustment	(390)	-	(1)	(a), (j)	(391)
	713	193	(25)		881
Operating income (loss)	18	(61)	(29)		(72)
Investment income (loss), net[3]	(44)	(12)	13	(a), (h)	(43)
Loss before income taxes	(26)	(73)	(16)		(115)
Provision for (recovery of) income taxes	(56)	1	(6)	(l)	(61)
Net income (loss)	$ 30	$ (74)	$ (10)		$ (54)
Basic income (loss) per share	$ 0.06	$ (0.99)			$ (0.10)
Diluted loss per share	$ (0.46)	$ (0.99)			$ (0.59)
Weighted-average number of common shares outstanding (millions)					
Basic	527	75	-		527
Diluted	652	75	-		652

See the accompanying notes to the unaudited pro forma combined financial statements, which are an integral part of these statements.

(1) Represents Good's results for the nine months ended September 30, 2015

(2) Includes general and administrative expenses that are separately presented in Good's historical financial statements.

(3) Includes interest expense, net as presented in Good's historical financial statements.

A-3

  A-4   NOTES TO THE UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS 1. Description of Transaction On October 30, 2015 (the “Acquisition Date”), BlackBerry Limited (“BlackBerry” or the “Company”) acquired all of the issued and outstanding shares of Good Technology Corporation and its subsidiaries (“Good”) (the “Good Acquisition”) pursuant to the terms and conditions set forth in the Agreement and Plan of Merger between BlackBerry and Good dated September 4, 2015 (the “Merger Agreement”). In accordance with the Merger Agreement, at the effective time of the acquisition (the “Effective Time”), each preferred and common share of Good, issued and outstanding immediately prior to the Effective Time, was converted into the right to receive consideration as specified in the Merger Agreement. The total consideration contained in the Merger Agreement was $425 million (including $2 million of acquisition related costs and $6 million of future post- combination employment expense), which was financed by BlackBerry’s cash flow from operations. 2. Basis of Presentation The unaudited pro forma combined statements of operations (“financial statements”) for the year ended February 28, 2015 and the nine months ended November 28, 2015 have been prepared by the Company to give effect to the Good Acquisition, as if it had occurred on March 2, 2014. An unaudited pro forma combined balance sheet has not been prepared as the effect of the Good Acquisition has been reflected in the unaudited interim consolidated balance sheet of the Company as at November 28, 2015, which was filed on December 18, 2015. The unaudited pro forma combined statements of operations were derived from the following:  the audited consolidated financial statements of BlackBerry as at and for the year ended February 28, 2015 and the related notes;  the audited consolidated financial statements of Good as at and for the year ended December 31, 2014 and the related notes;  the unaudited consolidated interim financial statements of BlackBerry as at and for the nine months ended November 28, 2015 and the related notes; and  the unaudited consolidated interim financial statements of Good as at and for the nine months ended September 30, 2015 and the related notes. The historical consolidated financial information has been adjusted to give effect to pro forma events that are (1) directly attributable to the Good Acquisition, (2) factually supportable, and (3) expected to have a continuing impact on the combined results. The unaudited pro forma combined statements of operations have been presented for informational purposes only. The pro forma information is not necessarily indicative of what the combined company’s results of operations actually would have been had the Good Acquisition been completed as of the date indicated. In addition, the unaudited pro forma combined statements of operations do not purport to project the future operating results of the combined company. The financial statements were prepared using the acquisition method of accounting in accordance with Financial Accounting Standards Board Accounting Standards Codification (“ASC”) Topic 805, Business Combinations, with BlackBerry being the legal and accounting acquirer. It uses the fair value concepts defined in ASC Topic 820, Fair Value Measurement, and was based on the historical financial statements of BlackBerry and Good. All financial data in the financial statements are presented in U.S. Dollars.

  A-5   Under the acquisition method of accounting, the assets acquired and liabilities assumed are recorded as of the completion of the Good Acquisition, primarily at their respective fair values and added to those of BlackBerry. Financial statements and reported results of operations of BlackBerry issued after completion of the Good Acquisition will reflect these values, but will not be retroactively restated to reflect the historical financial position or results of operations of Good. Under ASC 805, acquisition-related transaction costs (i.e., advisory, legal, valuation, other professional fees) and certain acquisition-related restructuring charges are not included as a component of consideration transferred but are accounted for as expenses in the periods in which the costs are incurred. Total acquisition-related transaction costs incurred by BlackBerry and Good in connection with the Good Acquisition were approximately $16 million in the nine months ended November 28, 2015. The accounting for the Good Acquisition is dependent upon certain valuations that are provisional and are subject to change. Management will finalize the purchase price allocation for the Good Acquisition within one year of the Acquisition Date as required under ASC 805. Accordingly, certain pro forma adjustments are preliminary and have been made solely for the purpose of providing these financial statements. Differences between these preliminary estimates and the final acquisition accounting may occur and these differences could have a material impact on the accompanying financial statements and BlackBerry’s future financial performance. In addition, the unaudited pro forma combined statements of operations do not reflect any cost savings, operating synergies or revenue enhancements that the combined company may achieve, the costs to integrate the operations of BlackBerry and Good, or any costs necessary to achieve these cost savings, operating synergies and revenue enhancements. Included in the unaudited consolidated interim statement of operations of BlackBerry for the nine months ended November 28, 2015 are revenues of $10 million, costs of $19 million and a loss of $9 million related to Good’s operations after the Acquisition Date. 3. Accounting Policies The accounting policies used in the preparation of these pro forma combined financial statements are consistent with those described in the unaudited interim consolidated financial statements of BlackBerry for the nine months ended November 28, 2015 and the audited consolidated financial statements of BlackBerry for the year ended February 28, 2015. BlackBerry has conducted a review of Good’s accounting policies and has identified differences in certain accounting policies adopted by Good. For purposes of these unaudited pro forma combined statements of operations, certain reclassification and adjustments have been made to Good’s historical financial statements (as described in Note 4(a)) to conform to the presentation policies adopted by BlackBerry. 4. Pro Forma Adjustments in Connection with the Good Acquisition The following summarizes the pro forma adjustments in connection with the Good Acquisition to give effect to the acquisition as if it had occurred on March 2, 2014 for purposes of the unaudited pro forma combined statements of operations: (a) Certain reclassification adjustments have been made to the consolidated historical statements of operations of Good to conform to the financial statement presentation adopted by BlackBerry, which include the following:

  A-6   (i) Reclassification of depreciation and amortization expense of $5 million for the nine months ended November 28, 2015 (year ended February 28, 2015 - $9 million) included in selling, marketing and administration expense and of $nil for the nine months ended November 28, 2015 (year ended February 28, 2015 - $1 million) included in research and development expense to amortization expense. (ii) Reclassification of foreign exchange loss of $1 million for the nine months ended November 28, 2015 (year ended February 28, 2015 - $1 million) from other expense, net to selling, marketing and administration expense. (iii) Reclassification of debt related costs and other investment income of $1 million for the nine months ended November 28, 2015 (year ended February 28, 2015 - $3 million) from other expense, net to investment income (loss), net. (iv) Reclassification of expenses related to revaluation of the put option and warrants related to Good’s Senior Notes Payable (“Good’s Notes”) and Good’s other warrant liabilities of $nil for the nine months ended November 28, 2015 (year ended February 28, 2015 - $1 million) from other expense, net to debenture fair value adjustment. (v) Reclassification of $nil for the nine months ended November 28, 2015 (year ended February 28, 2015 - $5 million) related to the impairment of certain intangible assets from research and development expense to impairment of long-lived assets. (vi) Reclassification of amortization of deferred financing expense of $1 million for the nine months ended November 28, 2015 (year ended February 28, 2015 - $nil) from investment income (loss), net to selling, marketing and administration expense. (b) To reverse acquisition related costs of $13 million for the nine months ended November 28, 2015 (year ended February 28, 2015 - $nil) incurred by BlackBerry and Good in connection with the Good Acquisition, as they do not have a continuing impact on the combined company’s financial results. (c) Certain change in control clauses were triggered in connection with the Good Acquisition resulting in accelerated employee benefit expenses of $2 million being recorded by BlackBerry in the nine months ended November 28, 2015. These amounts have been reversed from the unaudited pro forma combined statement of operations, as they do not have a continuing impact of the combined company’s financial results. (d) To reverse the amortization of deferred commissions into income of $5 million for the nine months ended November 28, 2015 (year ended February 28, 2015 - $8 million) as a result of the deferred commissions having a fair value of $nil at the Acquisition Date. (e) To adjust revenue by $45 million for the nine months ended November 28, 2015 (year ended February 28, 2015 - $72 million) for the decrease in the fair value of deferred revenues as compared to carrying value at the Acquisition Date.

(f) To adjust amortization of intangible assets recorded in cost of sales – service and software as follows:

(In millions)		Year Ended February 28, 2015		Nine Months Ended November 28, 2015
Eliminate Good's historical intangible asset amortization expense	$	(11)	$	(11)
Estimated amortization expense of acquired finite-lived intangibles:				
Developed/core technology		17		13
Total	$	6	$	2

(g) To adjust amortization of intangible assets recorded in amortization expense as follows:

(In millions)		Year Ended February 28, 2015		Nine Months Ended November 28, 2015
Eliminate Good's historical intangible asset amortization expense	$	(2)	$	(2)
Estimated amortization expense of acquired finite-lived intangibles:				
Customer relationships		13		9
Brand		5		4
Other		3		3
Total	$	19	$	14

(h) To eliminate interest expense of $11 million for nine months ended November 28, 2015 (year ended February 28, 2015 - $2 million) related to Good's Notes, as they do not have a continuing impact on the combined company's financial results due to the concurrent repayment of Good's Notes by BlackBerry at the closing of the acquisition.

(i) To eliminate amortization of deferred financing costs of $nil for nine months ended November 28, 2015 (year ended February 28, 2015 - $1 million) related to Good's Notes, as they do not have a continuing impact on the combined company's financial results due to the concurrent repayment of the Notes by BlackBerry on the Acquisition Date.

(j) To eliminate the gain/loss related to the revaluation of the put option and warrants associated with Good's Notes of $1 million loss for nine months ended November 28, 2015 (year ended February 28, 2015 - $1 million gain), as they do not have a continuing impact on the combined company's financial results due to the concurrent repayment of Good's Notes by BlackBerry on the Acquisition Date.

(k) To eliminate revenue of $10 million, cost of sales of $3 million, research and development expense of $4 million and selling, marketing and administration expense of $12 million related to Good that is included in BlackBerry's historical results for the nine months ended November 28, 2015.

(l) To record an estimate of the deferred income tax impacts of the Good Acquisition on the unaudited pro forma combined statements of operations related to the aforementioned adjustments. The tax effect has been determined based on BlackBerry and Good's statutory tax rate of 35%. The effective tax rate of the combined company could be significantly different than the statutory tax rates assumed for purposes of preparing these

A-7

A-8   unaudited pro forma combined statements of operations for a variety of factors, including post-acquisition activities.